MASSACHUSETTS ECONOMIC IMPACT OF INVESTMENTS

(2007-present)

45 Number of Projects	$876.2M HIT Investment Amount	$44.6M Building America NMTC Allocation	$2.6B Total Development Cost	5,405 Housing Units Created or Preserved
$5.3B Total Economic Impact	19.0M Hours of Construction Work Generated	23,384 Total Jobs Created	$730.0M State, Local and Federal Tax Revenue Generated	5,116 Low-and Moderate-Income Housing Units (95% affordable)

Includes projects receiving NMTC allocations by HIT subsidiary Building America CDE, Inc. Job and economic impact figures are estimates calculated using IMPLAN, an input-output model, based on HIT and Building America project data. Data is current as of March 31, 2026. Economic impact data is in 2025 dollars and all other figures are nominal. Building America CDE, Inc. is a portfolio investment of the HIT but, unless otherwise noted, its underlying projects are not held in the HIT's portfolio.